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Exhibit 99.2

NXP B.V.
NXP FUNDING LLC

        Offers to Exchange
€1,000,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,535,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,026,000,000 principal amount 7 7/8% Senior Secured Notes due 2014, €525,000,000 principal amount 8 5/8% Senior Notes due 2015 and $1,250,000,000 principal amount 9 1/2% Senior Notes due 2015, all of which have been registered under the Securities Act of 1933, for any and all outstanding unregistered euro-denominated Floating Rate Senior Secured Notes due 2013, dollar-denominated Floating Rate Senior Secured Notes due 2013, 7 7/8% Senior Secured Notes due 2014, euro-denominated 8 5/8% Senior Notes due 2015 and dollar-denominated 9 1/2% Senior Notes due 2015, pursuant to the prospectus dated April, 2007

EACH EXCHANGE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON            , 2007, UNLESS EXTENDED BY THE COMPANY.

April    •    , 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We are offering, upon the terms and subject to the conditions set forth in the prospectus dated April    •    , 2007 (the "Prospectus"), relating to the offers (each such offer, individually, an "Exchange Offer" and, collectively, the "Exchange Offers") of NXP B.V. and NXP Funding LLC (the "Company") to exchange its €1,000,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,535,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,026,000,000 principal amount 7 7/8% Senior Secured Notes due 2014, €525,000,000 principal amount 8 5/8% Senior Notes due 2015 and $1,250,000,000 principal amount 9 1/2% Senior Notes due 2015, (the "New Notes"), which have been registered under the Securities Act of 1933, as amended, for any and all outstanding unregistered euro-denominated Floating Rate Senior Secured Notes due 2013, dollar-denominated Floating Rate Senior Secured Notes due 2013, 7 7/8% Senior Secured Notes due 2014, euro-denominated 8?% Senior Notes due 2015 and dollar-denominated 9 1/2% Senior Notes due 2015 (the "Old Notes"), respectively, issued on October 12, 2006. The Exchange Offers are being made in order to satisfy certain of our obligations contained in the Registration Rights Agreement dated as of October 12, 2006 among us, the Guarantor and the Initial Purchasers named therein (the "Regulation Rights Agreement"). As set forth in the Prospectus, the terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on their transfer and will not contain certain provisions providing for an increase in the interest rate thereon under the circumstances set forth in the Registration Rights Agreement described in the Prospectus. Old Notes may be tendered in a principal amount of $1,000 and integral multiples of $1,000.

        The Exchange Offers are subject to certain conditions. See "The Exchange Offers—Conditions to the Exchange Offer" in the Prospectus.

        Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

  1.
  the Prospectus, dated April    •    , 2007;

  2.
  a form of letter which may be sent to your clients for whose accounts you hold Old Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer; and

        Your prompt action is requested. Please note the Exchange Offers will expire at 5:00 P.M., New York City time, on May, 2007, unless extended as to one or more series. Please furnish copies of the enclosed materials to those of your clients for whom you hold Old Notes registered in your name or in the name of your nominee as quickly as possible. The Old Notes tendered pursuant to the Exchange Offers may be withdrawn at any time before the related expiration times.

        In all cases, exchanges of Old Notes pursuant to the Exchange Offers will be made only after timely receipt by the exchange agent (as defined in the Prospectus) of (a) certificates representing such Old Notes, or a book-entry confirmation (as defined in the Prospectus), as the case may be and (b) any other required documents.

        Holders who wish to tender their Old Notes and (1) whose Old Notes are not immediately available or (2) who cannot deliver their Old Notes or an agent's message and any other documents required by the Prospectus to the exchange agent prior to 5:00 P.M., New York City time, on May, 2007 (unless extended) must tender their Old Notes according to the guaranteed delivery procedures set forth under the caption "The Exchange Offers—Procedures for Tendering Dollar Denominated Outstanding Notes" and "The Exchange Offers—Procedures for Tendering Euro Denominated Outstanding Notes" in the Prospectus.

        We are not making the Exchange Offers to, nor will we accept tenders from or on behalf of, holders of Old Notes residing in any jurisdiction in which the making of the Exchange Offers or the acceptance of tenders would not be in compliance with the laws of such jurisdiction.

        We will not make any payments to brokers, dealers or other persons for soliciting acceptances of the Exchange Offers. We will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. We will pay or cause to be paid any transfer taxes payable on the transfer of Old Notes to us, except as otherwise provided in the Prospectus.

        Questions and requests for assistance with respect to the Exchange Offers or for copies of the Prospectus may be directed to the exchange agent at its numbers and address set forth in the prospectus.

Very truly yours,
NXP B.V.

        Nothing contained in this letter or in the enclosed documents shall constitute you or any other person our agent or the agent of any of our affiliates or of the Exchange Agent, or authorize you or any other person to make any statements or use any document on behalf of any of us in connection with the Exchange Offer other than the enclosed documents and the statements contained therein.

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